MILLENNIUM WAVE SECURITES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Millennium Wave Securities, LLC, (the "Company") is a Texas limited liability company which was formed on September 8, 1999 and will continue perpetually, unless sooner terminated in accordance with the provisions of the Company's Limited Liability Company Regulations. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the Commodity Trading Commission as an Introducing Broker, and Commodity Trading Advisor and is a member of the National Futures Association. The Managing member of the Company is John F. Mauldin.

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Referral fees are fees earned from unaffiliated broker-dealers, funds or other entities to whom the Company refers investors. Such amounts are recognized as income when earned. Referral fees receivable are estimated by management based on information received from the third parties from whom the fee is due. Actual amounts received could differ from these estimates, and such differences could be material to the financial statements. Referral fees are generally collected within a few months following their accrual. As such, management has not recorded on allowance for doubtful accounts on these receivables.

A significant portion of the referral fees earned by the Company are received from a third party and its affiliate. Referral fee income includes $1,429,308 earned from such third party and its affiliate during the year ended December 31, 2015. Referral fees receivable at December 31, 2015 include $187,479 due from such third party and its affiliate.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

Pursuant to an agreement between the members, the Managing Member is allocated 100% of all income or loss of the Company.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain a minimum net capital of $45,000. At December 31, 2015, the Company had net capital $110,001, which was $65,001 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 29.36%.

Capital distributions to the members can be made under a capital distribution policy approved by the Company's members. Periodic distributions approved by the members are made in order to enable the members to pay federal income taxes on Company profits, among other purposes.

NOTE 3 – Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

NOTE 4 – Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits.

NOTE 5 – Related Party Transactions

Mauldin Management Company ("MMC"), an affiliate of the Company, makes available certain facilities and provides for the performance of certain services for the Company and two other affiliated companies, including office space, utilities, staff and certain other general administrative expenses. MMC allocates such expenses among the affiliates based on each affiliate's respective expense agreement. One affiliate is allocated 1/3 of such expenses, and the remaining expenses are allocated to the remaining two affiliates, including the Company, pro rata based on each company's percentage of aggregate revenue generated by such companies. For the year ended December 31, 2015, the Company was allocated $140,387 of such expenses, which is reflected in various expense accounts in the statement of income and which $0.00 is payable at December 31, 2015.

The Company and its various entities are under common control and the existence of that control creates operating results and financial position significantly different that if the companies were autonomous.

NOTE 6 – Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

NOTE 7 – Recent Accounting Pronouncement

In May 2014, the Financial accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2018. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending December 31, 2015. Early adoption is permitted. The Company expects no material effect on its financial statements.

In January 2015, the FASB issued ASU 2015-01, income Statement – Extraordinary and Unusual Items (Subtopic 225-02); Simplifying Income Statement Presentation by Eliminating the concepts of Extraordinary Items. The amendments in ASU 2015-01 Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports is classification as an extraordinary item. ASU 2015-01 is effective for the Company's annual periods beginning January 1, 2015. Early adoption is permitted. The Company is not currently reporting any extraordinary or unusual items in its financial statements.

NOTE 8 – Commitments and Contingencies

The Company had no commitments or contingencies that were required to be accrued or disclosed.

NOTE 9 – Subsequent Event

The Company distributed $84,600 to the Managing Member during the period January 31, 2016.